Micromem Technologies Inc. 121 Richmond St, Suite 304 Toronto, ON M5H 2K1	Telephone: 416-364-6513 Facsimile: 416-360-4034 www.micromeminc.com

January 7, 2015

TO:	ALL APPLICABLE EXCHANGES AND COMMISSIONS

RE:	MICROMEM TECHNOLGIES INC.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on January 5, 2015.

1.	Proxy and Voting Instruction Form
2.	Request for Financial Statements Form
3.	Notice of Annual Meeting of Shareholders and Management Information Circular

Regards,
MICROMEM TECHNOLOGIES INC.

Per:
“Martha McGroarty”
Manager of Administration